April 11, 2006



Amy C. Bruckner
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Hemispherx Biopharma, Inc.
                  Item 4.02(a) Form 8-K Filed April 3, 2006
                  File No. 001-13441


Dear Ms. Bruckner:

Hemispherx Biopharma, Inc. (the "Company") hereby responds to the comments contained in your April 3, 2006 comment letter. This letter supercedes our letter to you dated April 10, 2006. Response numbers correspond to the comment numbers in your letter.

Item 4.02(a) Form 8-K Filed April 3, 2006


1. The Company will amend its Form 8-K originally filed on April 3, 2006 (the "8-K") to disclose that March 29, 2006 is the date it was determined that investors should no longer rely upon the Company's financial statements for the specified periods. In this regard, we note that, in the 8-K, the Company disclosed that it had filed a Form 10-K for the fiscal year ended December 31, 2006 without audited financial statements (the "Initial 10-K") and referred to the Initial 10-K for information on the anticipated restatements. The Initial 10-K discloses the March 29, 2006 date. (see response 2 below for the Company's anticipated revised disclosure).


2. The Company will revise the 8-K to clarify that it believes that the guidance set forth within EITF No. 00-27: Application of issue No. 98-5 were not interpreted correctly, and therefore, not applied correctly as set forth in the applicable guidance.

The anticipated revised disclosure is as follows:

      "During the preparation of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005, after discussions with the Audit Committee and BDO Seidman, LLP, the Company's Independent Registered Public Accounting Firm, and after doing additional analysis on guidance set forth in EITF 00-27: Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF 00-27"), it was determined that the interpretation of the accounting guidelines under EITF 00-27 applied to the initial recording of our convertible debentures that contained beneficial conversion features, the investment banking fees incurred with regard to the issuance of the convertible debentures, and the subsequent debenture conversion price and related warrant price resets dating back to 2003 was not correctly applied. As a result, we are required to restate our historical financial statements to account for certain non-cash expenses reflected in our interim financial statements from 2003 through 2005, and our annual financial statements for the years ended December 31, 2003 and 2004.

      All of the above issues relate to accounting for convertible debt, additional paid-in capital and related non-cash financing charges. These non-cash charges do not affect the Company's revenues, cash flows from past or future operations, or its liquidity.

      On March 29, 2006, after discussions with the audit committee and BDO Seidman, LLP the audit committee agreed with management's recommendations and concluded that the previously issued financial statements included in the Forms 10-Q and Forms 10-K for the periods ended from March 31, 2003 to December 31, 2005, should not be relied upon." (emphasis added)

3. The Company will revise the 8-K to clarify that it intends to amend its Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The amended Forms 10-Q will include the restated 2004 quarterly and year-to-date consolidated financial statements.

The anticipated revised disclosure is as follows:

      "The Company has filed its Form 10-K for the year ended December 31, 2005 (the "Report") without audited financial statements. The anticipated restatements of the Company's financial statements for the years ended December 31, 2003 and 2004 are contained therein. As audited financial statements are not contained in the Report, the Report does not satisfy all requirements under the Securities Exchange Act and, therefore, is deficient. Based on representations from BDO Seidman, LLP, the Company anticipates that it will file an amendment to the Report containing audited financial statements within the next 30 days and file it's Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 which will contain restated 2004 quarterly and year-to-date financial statements, as soon as practicable thereafter".

4. The Company will revise the 8-K to specify whether it has considered the adequacy of its previous assertions regarding disclosure controls and procedures.

The anticipated additional disclosure is as follows:

      "At the time of their assessments of the effectiveness of the Company's controls and procedures at the end of the periods reflected in prior reporting periods that now need to be restated, the Company's Chief Financial Officer and Chief Executive Officer believed that the Company's controls were effective. This includes the Company's interpretation and application of EITF No. 00-27 with regard to the original recording of its convertible debentures containing embedded conversion features, the related valuation of common stock warrants, the investment banking fees incurred with regard to the issuance of the convertible debentures, and the subsequent conversion and warrant price resets dating back to 2003. Although the Company did not rely upon them, the Company notes that unqualified audit opinions by its independent registered public accounting firm were issued for the years ended December 31, 2003 and 2004.

      In retrospect, it appears that the Company's belief in the adequacy of disclosure controls and procedures was not accurate; therefore, the Company will, for the quarters in its Quarterly reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, which will also cover the corresponding periods in 2004, amend its assertions regarding disclosure controls and procedures to reflect the material weaknesses regarding its initial recording of its convertible debentures that contained beneficial conversion features, the investment banking fees incurred with regard to the issuance of the convertible debentures, and the subsequent debenture conversion price and related warrant price resets.

      The root of the referenced non-cash restatements above stems from the entering into convertible debenture arrangements by the Company for the periods from March 2003 through July 2004. The Company has not entered into any debenture arrangements thereafter. The Company implemented compliance with Section 404 of the Sarbanes Oxley Act of 2002 in the fourth quarter 2004 and subsequently concluded that its internal controls over financial reporting were effective as of December 31, 2004. Although the Company did not rely on them, the Company's independent register public accounting firm concurred with the Company's assessment in their "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" issued within the Company's Annual Report on Form 10-K for the year ended December 31, 2004. These convertible debenture arrangements are inherently complicated and are not classified as normal recurring transactions. The Company has taken, and plans to take, additional steps to remediate these material weaknesses concerning its accounting for the convertible debentures that contained an embedded conversion feature, the related valuation of common stock warrants, the investment banking fees incurred with regard to the issuance of the convertible debentures, and the subsequent conversion and warrant price resets, and enhance its disclosure controls over financial reporting. In March 2006, the Company increased the time allocated by its financial consultant with regards to remediating these disclosed internal control weaknesses so that the financial consultant may further assist the Company with implementing processes and procedures to enhance its internal control framework. The financial consultant, with management, will spend additional time monitoring the Company's internal controls on an on-going basis. In addition, the Company has subscribed to CCH's "Accounting Research Manager," a recognized on-line service in order to maintain up-to-date accounting guidance to enhance internal control over both financial reporting and disclosure requirements.

      Although the Company has not concluded its evaluation of material weaknesses, the Company believes the material weaknesses are limited to the its accounting for convertible securities with beneficial conversion features and related warrant issuances and the related financial statement close and reporting process."

The Company acknowledges that: (i) it is responsible for the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Very truly yours,

                                                     /s/ Robert Peterson
                                                     Robert Peterson,
                                                     Chief Financial Officer